UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

October 16, 2012	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Havant, UK — October 16, 2012 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the third quarter of its 2012 fiscal year, ended August 31, 2012:

•                                          Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and Hard Disk Drive (HDD) Capital Equipment (previously Storage Infrastructure or SI). During 2012 we changed the title of our operating segments to reflect the markets in which we operate, but have not made any other changes to our segmental reporting.

Our Enterprise Data Storage Solutions products are primarily HDD based storage subsystems and solutions, which we provide to Original Equipment Manufacturers (OEMs) and our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2011 fiscal year, sales to our top six customers, NetApp Inc. (NetApp), Dell Inc. (Dell), IBM Corp. (IBM), EMC Corporation (EMC), Hewlett-Packard Company (HP) and Seagate Technology PLC (Seagate), accounted for 93% of our revenues with sales to NetApp, Dell and IBM accounting for 42%, 22% and 13% of our revenues respectively. Our top six customers in the nine months ended August 31, 2012 were NetApp, Dell, IBM, Seagate, HP and HGST, a subsidiary of Western Digital Corporation, which together accounted for 87% of our revenues with sales to NetApp, Dell and IBM accounting for 40%, 21% and 15% of our revenues, respectively. We had 29 customers that individually contributed more than $0.5 million to revenues in our 2011 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Revenues from sales of products in both of our segments are influenced by underlying increases in the amount of digitally stored information. Our Enterprise Data Storage Solutions revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our HDD Capital Equipment revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Demand for our HDD Capital Equipment products in 2011 was at an historically low level. We believe this reflected changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. We had been seeing an increase in demand in our 2012 fiscal year including approximately $50 million of revenue arising from the replacement of equipment damaged in the Thailand floods. However, the demand for these products has declined significantly in recent months and remains uncertain, reflecting continued uncertainty in the underlying demand for HDDs, partly due to weak demand in the global economy.

We have seen a decline in revenue in 2012 for our Enterprise Data Storage Solution products, primarily due to specific customer factors. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year and 75% in our 2013 fiscal year. We are also being impacted by other changes in our customer base in 2012 with reductions in revenue due to certain customer programs moving to an in-house solution. In 2013 we anticipate that these reductions will be offset in part by anticipated revenue from the introduction of a number of new products and programs including a growth in revenue from our new High Performance Computing solution. In recent months our revenues have also been impacted by a decline in the underlying market. With continued weakness in this market, we believe our enterprise data storage solutions revenues are likely to continue to decline in our 2013 fiscal year. Over the longer term our revenues from our major customers will significantly depend on our ability to develop and manufacture products that compete well with products provided by contract manufacturers and these customers’ own development efforts.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $73 million in our 2011 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2010 to 2011 and therefore 2012 expenses have not been significantly impacted by changes in exchange rates.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product and customer mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components.

Operating Expenses

We would generally expect operating expenses to change in line with changes in revenue. In 2011 we experienced a significant decline in HDD Capital Equipment revenues. In response to this we implemented a cost reduction program to reduce fixed costs where we believe we were able to do so without impacting our competitive position.  The reduction in operating expenses related to this program has been partially offset by an increase in expenses related to enterprise data storage solutions. Due to uncertainty in the demand for capital equipment products in 2013 and beyond as well as a reduction in demand for Enterprise Data Storage Solutions products, we are taking further action in the remainder of our 2012 fiscal year in an effort to reduce expenses supporting these products in our 2013 fiscal year. We expect to increase expenditure related to software applications for our storage solutions. We are currently part way through our annual planning process, following which we will be able to estimate the net effect of these changes.

Share Repurchase Plan and Dividends

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. The revised plan allows us to repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of August 31, 2012, we had 27.0 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million and 1.2 million shares in the nine months ended August 31, 2012 at an aggregate cost of $13.6 million. These amounts have been deducted from Additional Paid in Capital.

We began a quarterly dividend payment plan with our first dividend in the third quarter of our 2011 fiscal year. In our 2012 fiscal year to date, we declared cash dividends of $1.8 million or $0.065 per share in February 2012, $2.1 million or $0.075 per share in April 2012, $2.0 million or $0.075 per share in July 2012 and $2.0 million or $0.075 per share in October 2012. The cash dividends declared in fiscal 2011 amounted to an aggregate of $0.11 per share and totaled $3.0 million, of which we paid out approximately $1.5 million in fiscal 2011 and the remaining $1.5 million in December 2011.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia.

Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to enterprise data storage solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD capital equipment products was granted in 2006 and ended in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined during the first half of our 2013 fiscal year. As required by accounting guidance, we have recorded a deferred tax asset of $1.5 million related to our Malaysia operations on the basis that the beneficial tax status is not renewed. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded. The beneficial tax status is subject to meeting certain requirements. This amount relates to the 2011 fiscal year and we have determined that this amount should have been recognized in our 2011 financial statements. We have also determined that this amount was not material relative to the year ended November 30, 2011 or to estimated income for the year ending November 30, 2012 and therefore we have corrected this error as an adjustment in the three months ended February 29, 2012  and nine months ended August 31, 2012.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2011, we retained a deferred tax asset of $15.5 million related to loss carryforwards and other timing differences in the United Kingdom. We will reassess the requirement for a valuation allowance at November 30, 2011, following the completion of our annual planning process. As of November 30, 2011, we retained a deferred tax asset of $8.2 million related to loss carryforwards and other timing differences in the United States. In the United Kingdom and the United States, we benefit from research and development tax credits.

Tangible and intangible fixed assets

We are currently undertaking our annual planning process and are considering how we respond to a reduction in demand for our products. It is possible that we will record an additional expense in our fourth quarter if we believe the realizable values of our tangible and intangible fixed assets, including goodwill, has changed.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months Ended August 31,		Nine Months Ended August 31,
	2012	2011	2012	2011
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	81.5	83.3	82.4	85.5
Gross profit	18.5	16.7	17.6	14.5
Operating expenses:
Research and development	9.2	8.3	8.6	8.3
Selling, general and administrative	6.2	4.6	5.7	4.9
Amortization of intangible assets	0.2	0.3	0.3	0.3
Operating income	2.9	3.4	3.0	0.9
Net income	2.8	2.7	2.9	0.9

Segment gross profit as a percentage of segment revenues:
Enterprise Data Storage Solutions	15.4	17.2	16.4	15.5
HDD Capital Equipment	32.3	9.6	26.1	4.4

Three Months Ended August 31, 2012 Compared to the Three Months Ended August 31, 2011

The following is a tabular presentation of our results of operations for the three months ended August 31, 2012 compared to the three months ended August 31, 2011. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended August 31,		Increase/(Decrease)
	2012	2011	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$223,380	$336,621	$(113,241)	(33.6)
HDD Capital Equipment	52,290	25,215	27,075	107.4
Total revenues	275,670	361,836	(86,166)	(23.8)
Cost of revenues	224,653	301,465	(76,812)	(25.5)
Gross profit:
Enterprise Data Storage Solutions	34,370	58,063	(23,693)	(40.8)
HDD Capital Equipment	16,872	2,420	14,452	597.2
Non cash equity compensation	(225)	(112)	(113)	—
Total gross profit	51,017	60,371	(9,354)	(15.5)
Operating expenses:
Research and development	25,308	30,047	(4,739)	(15.8)
Selling, general and administrative	17,192	16,698	494	3.0
Amortization of intangible assets	617	1,230	(613)	—
Operating income	7,900	12,396	(4,496)	—
Interest income, net	283	209	74	—
Provision for income taxes	437	2,948	(2,511)	—
Net income	$7,746	$9,657	$(1,911)	—

Revenues

The 23.8% decrease in our revenues in the three months ended August 31, 2012 compared to the three months ended August 31, 2011 was attributable to decreased sales of our enterprise data storage products partially offset by increased sales of our HDD capital equipment products.

Revenues from sales of our enterprise data storage products decreased by $113.2 million, or 33.6% in the three months ended August 31, 2012 compared to the three months ended August 31, 2011. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing including a $34.3 million decrease in revenues from our largest customer, NetApp as described in the overview and a $22.7 million reduction in demand from EMC. The remaining decrease related primarily to lower demand from other customers, which we believe mostly relates to weakness in the enterprise storage market.

Revenues from sales of our HDD capital equipment products increased by $27.1 million in the three months ended August 31, 2012 compared to the three months ended August 31, 2011, primarily due to a $25.3 million increase in revenues from media process products. As stated in the overview, revenue from our HDD Capital Equipment products varies significantly from quarter to quarter and demand for these products has declined significantly in recent months and remains uncertain.

Cost of Revenues and Gross Profit

The $76.8 million, or 25.5%, decrease in cost of revenues in the three months ended August 31, 2012 compared to the three months ended August 31, 2011 was primarily due to lower enterprise data storage solutions revenues. Gross profit decreased by 15.5% and as a percentage of revenues, our gross profit was 18.5% for the three months ended August 31, 2012 compared to 16.7% for the three months ended August 31, 2011. This higher percentage gross profit was primarily attributable to the increased gross margins in our HDD capital equipment segment.

The gross margin for our Enterprise Data Storage Solutions products decreased to 15.4% in the three months ended August 31, 2012 from 17.2% in the three months ended August 31, 2011. This was primarily due to the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 32.3% in the three months ended August 31, 2012, from 9.6% in the three months ended August 31, 2011. This increase resulted from two main factors. Firstly, the effect of fixed costs relative to higher sales volumes increased gross margin by 15.6%. We were able to ship higher volumes with a significantly lower level of labor and overhead expense. Secondly, changes in product mix increased gross margin by 7.1%. Revenue in the prior year included early stage products that were in the higher cost introductory phase.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.2 million for the three months ended August 31, 2012 and $0.1 million for the three months ended August 31, 2011. See Note 12 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $4.7 million, or 15.8%, decrease in research and development expense in the three months ended August 31, 2012 compared to the three months ended August 31, 2011 resulted from a decrease in external project costs of $2.7 million and a decrease in the number of employees of 5%. These were primarily associated with a cost reduction exercise, undertaken in 2011 in response to the lower demand for HDD capital equipment products described in the overview above.

Selling, General and Administrative

Selling, general and administrative expense did not change significantly, increasing by $0.5 million, or 3.0%, in the three months ended August 31, 2012 compared to the three months ended August 31, 2011.

Provision for Income Taxes

The provision for income taxes in the three months ended August 31, 2012 is based on our current estimate of the effective tax rate based on a forecast of income before taxes for the year ending November 30, 2012. An expense of $1.2 million has been recorded in the three months ended August 31, 2012 to reflect the effect of the change to the U.K. tax rate from 25% to 23%. This has been partially offset by a benefit of $0.8 million following the submission of our 2011 U.S. tax return. The provision for income taxes in the three months ended August 31, 2011 was based on an estimate of the effective tax rate at that time for the year ended November 30, 2011.

Net Income

The most significant contributors towards the recording of net income of $7.7 million for the three months ended August 31, 2012 compared to a net income of $9.7 million for the three months ended August 31, 2011, were the decrease in revenues, offset by the reduction in research and development expense and provision for income taxes.

Nine Months Ended August 31, 2012 Compared to the Nine Months Ended August 31, 2011

The following is a tabular presentation of our results of operations for the nine months ended August 31, 2012 compared to the nine months ended August 31, 2011. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine Months Ended
	August 31,		Increase/(Decrease)
	2012	2011	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$773,908	$971,969	$(198,061)	(20.4)
HDD Capital Equipment	119,544	88,914	30,630	34.4
Total revenues	893,452	1,060,883	(167,431)	(15.8)
Cost of revenues	736,121	907,411	(171,290)	(18.9)
Gross profit:
Enterprise Data Storage Solutions	126,839	150,187	(23,348)	(15.5)
HDD Capital Equipment	31,177	3,947	27,230	689.9
Non cash equity compensation	(685)	(662)	23	—
Total gross profit	157,331	153,472	3,859	2.5
Operating expenses:
Research and development	77,231	88,272	(11,041)	(12.5)
Selling, general and administrative	50,925	52,114	(1,189)	(2.3)
Amortization of intangible assets	2,537	3,279	(742)	—
Operating income	26,638	9,807	16,831	—
Interest income, net	623	288	335	—
Provision for income taxes	1,658	314	1,344	—
Net income	$25,603	$9,781	$15,822	—

Revenues

The 15.8% decrease in our revenues in the nine months ended August 31, 2012 compared to the nine months ended August 31, 2011 was primarily attributable to decreased sales of our enterprise data storage products.

Revenues from sales of our Enterprise Data Storage Solutions products decreased by $198.1 million, or 20.4% compared to the nine months ended August 31, 2011. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing including a $97 million decrease in revenues from our largest customer, NetApp as described in the overview and a $45.0 million reduction in demand from EMC. The remaining decrease related primarily to lower demand from other customers, which we believe mostly relates to weakness in the enterprise storage market.

Revenues from sales of our HDD capital equipment products increased by $30.6 million, or 34.4% compared to the nine months ended August 31, 2011 primarily due to an increase in revenues for disk process products of $18.7 million and media process products of $17.1 million. As described in the overview, revenues from our HDD Capital Equipment products vary significantly from quarter to quarter and demand for these products has declined significantly in recent months and remains uncertain.

Cost of Revenues and Gross Profit

The decrease in cost of revenues in the nine months ended August 31, 2012 compared to the nine months ended August 31, 2011 were primarily due to lower enterprise data storage revenues. As a percentage of revenues, our gross profit was 17.6% for the nine months ended August 31, 2012 compared to 14.5% for the nine months ended August 31, 2011. This change was primarily attributable to increased margins in the HDD Capital Equipment segment.

The gross margin for our Enterprise Data Storage Solutions products increased to 16.4% in the nine months ended August 31, 2012 from 15.5% in the nine months ended August 31, 2011. The movement primarily resulted from a number of changes to customer and product mix. These changes include a 1.3% benefit from one of our major customers purchasing products without HDDs due to disk drive supply constraints. This increase was partially offset by the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 26.1% in the nine months ended August 31, 2012, from 4.4% in the nine months ended August 31, 2011. This increase resulted from three main factors. Firstly, the effect of fixed costs relative to higher volumes increased gross margin by approximately 9% Secondly, changes in product mix improved gross margin in 2012 by approximately 7%.  Thirdly, the remaining increase primarily related to reduced inventory write-downs.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.7 million for each of the nine months ended August 31, 2012 and 2011. See Note 12 to our unaudited condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $11.0 million or 12.5% decrease in research and development expense in the nine months ended August 31, 2012 compared to the nine months ended August 31, 2011 resulted from a decrease in external project costs of $7.0 million and a decrease in the number of employees of 3%. These were primarily associated with a cost reduction exercise undertaken in 2011 in response to the lower demand for HDD capital equipment products described in the overview above.

Selling, General and Administrative

Selling, general and administrative expense decreased by $1.2 million or 2.3% in the nine months ended August 31, 2012 compared to the nine months ended August 31, 2011. The decrease primarily resulted from a decreased provision for employee bonuses.

Provision for Income Taxes

The provision for income taxes in the nine months ended August 31, 2012 primarily relates to our current estimate of the effective tax rate based on a forecast of income before taxes for the year ending November 30, 2012. The provision also includes an expense of $1.2 million due to the effect of the change to the U.K. tax rate from 25% to 23% offset by a $1.5 million benefit from the recognition of a deferred tax asset for our Malaysian operations as described in the overview and a benefit of $0.8 million following the submission of our 2011 U.S. tax return. The provision for income taxes in the nine months ended August 31, 2011 primarily relates to a $2.2 million benefit resulting from the completion of an investigation into U.K. tax returns for 2007 and 2008. The remaining balance was based on our current estimate at that time of the effective tax rate based on a forecast of income before taxes for the year ended November 30, 2011.

Net Income

The most significant contributors towards the recording of net income of $25.6 million for the nine months ended August 31, 2012 compared to a net income of $9.8 million for the nine months ended August 31, 2011, were the increase in gross margins for HDD capital equipment products and the $13.0 million decrease in operating expenses.

Non-GAAP Financial Measures

The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred; (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012; Item (d) is non-recurring and will reverse if the incentive arrangements are renewed and (e) the impact of the reduction in U.K. tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Three Months Ended		Nine Months Ended
	August 31,		August 31,
	2012	2011	2012	2011
	(U.S. dollars in thousands, except per share amounts)
Summary Reconciliation of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$7,746	$9,657	$25,603	$9,781
Amortization of intangibles	617	1,230	2,537	3,279
Equity compensation	1,203	1,855	5,048	6,268
Tax effect of above non-GAAP adjustments	(482)	(1,127)	(1,924)	(2,140)
Malaysia deferred tax asset recognized	—	—	(1,489)	—
Effect of changes in tax rates	1,239	1,044	1,239	1,044
Non-GAAP net income	$10,323	$12,659	$31,014	$18,232

Diluted Earnings Per Share (GAAP)	$0.28	$0.32	$0.90	$0.31

Diluted Earnings Per Share (non-GAAP)	$0.37	$0.42	$1.09	$0.59

Weighted average common shares (in thousands), used in computing diluted net earnings per share:	27,764	30,299	28,423	31,232

On a non-GAAP basis, a net income of $10.3 million was recorded for the three months ended August 31, 2012 compared with the recording of net income of $12.7 million for the three months ended August 31, 2011 and diluted earnings per share was $0.37 compared with diluted earnings per share of $0.42. These decreases were a result of the same factors described above in the section “— Three Months Ended August 31, 2012 Compared to the Three Months Ended August 31, 2011.”

On a non-GAAP basis, a net income of $31.0 million was recorded for the nine months ended August 31, 2012 compared with $18.2 million for the nine months ended August 31, 2011 and diluted earnings per share was $1.09 compared with $0.59. These increases were a result of the same factors described above in the section “— Nine Months Ended August 31, 2012 Compared to the Nine Months Ended August 31, 2011.”

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash flows

Net cash provided by operating activities was $6.1 million in the nine months ended August 31, 2012, compared to $99.4 million in the nine months ended August 31, 2011.

Cash provided by operating activities of $6.1 million for the nine months ended August 31, 2012 resulted from net income after excluding net non-cash charges of $47.1 million, offset by an increase in working capital of $41.0 million. The increase in working capital primarily related to an increase in inventory of $44.9 million and a decrease in accounts payable of $63.8 million. These were partially offset by a decrease in accounts receivable of $57.5 million. The changes in accounts payable and receivable resulted from the reduction in revenues. The increase in inventory related to a change in the supply model of HDDs, resulting from supply constraints, increased orders for HDD capital equipment products, a reduction in demand in the three months ended August 31, 2012 and delays in recognition of revenue for certain customer installations. In addition cash was provided by a $16.7 million increase in deferred revenue related to the increase in customer orders and revenue deferrals for capital equipment products. Additionally, cash was used due to a $5.4 million decrease in employee compensation and benefits payable, primarily related to the payment of annual employee bonuses.

Cash provided by operating activities of $99.4 million for the nine months ended August 31, 2011 resulted from net income after excluding net non-cash charges of $32.3 million and a decrease in working capital of $67.1 million. The decrease in working capital primarily related to decreases in inventory and accounts receivable of $38.7 million and $34.3 million respectively. These decreases resulted from a reduction in capital equipment revenues and improved inventory management for enterprise data storage products in a market environment with more stable customer forecasts and the ending of the previously existing supply constraints.

Net cash used in investing activities for the nine months ended August 31, 2012 amounted to $15.1 million. This amount included $11.6 million related to capital expenditure. The remaining balance of $3.5 million related to the final payment for a patent cross license. Net cash used in investing activities for the nine months ended August 31, 2011 amounted to $26.3 million. This amount included $6.1 million related to an acquisition in the period, $3.5 million related to the purchase of patents and $1.2 million related to the purchase of a software license. The remaining balance of $15.5 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues.

Net cash used in our financing activities was $20.4 million in the nine months ended August 31, 2012, being $7.5 million of dividends paid to our shareholders and $13.6 million relating to the repurchase of shares under our share buy back program as described in the overview. Net cash used in our financing activities was $27.7 million in the nine months ended August 31, 2011. This amount includes $23.9 million for the repurchase of shares, $2.4 million relating to a decrease in a book overdraft and $1.5 million of dividends paid to our shareholders.

Liquidity

As of August 31, 2012, our principal source of liquidity consisted of cash and cash equivalents of $103.2 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on February 24, 2012. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Recent Accounting Pronouncement

In June 2011, the FASB issued new guidance related to the presentation of comprehensive income. An entity can elect to present items of net income and other comprehensive income on one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statements would need to be presented with equal prominence as the other primary financial statements. The items that constitute net income and other comprehensive income do not change. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance is not expected to have a material impact on our consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2012	2011
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$103,177	$132,630
Accounts receivable, net	143,205	200,742
Inventories	209,108	164,180
Prepaid expenses	4,389	3,296
Deferred income taxes	1,411	9,020
Other current assets	3,528	7,016
Total current assets	464,818	516,884
Property, plant and equipment, net	43,072	45,215
Intangible assets, net	15,591	18,128
Deferred income taxes	20,468	13,476
Total assets	$543,949	$593,703

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$104,873	$168,696
Employee compensation and benefits payable	16,391	21,786
Deferred revenue	24,350	7,692
Income taxes payable	221	43
Other accrued liabilities	15,874	26,312
Total current liabilities	161,709	224,529
Long-term debt	—	—
Total liabilities	161,709	224,529

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,024 and 27,568 issued and outstanding	270	276
Additional paid-in capital	353,185	361,070
Accumulated other comprehensive deficit	—	(1,337)
Accumulated income	28,785	9,165
Total shareholders’ equity	382,240	369,174
Total liabilities and shareholders’ equity	$543,949	$593,703

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended,
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
	(US dollars in thousands, except per share amounts)

Revenues	$275,670	$361,836	$893,452	$1,060,883
Cost of revenues	224,653	301,465	736,121	907,411
Gross profit	51,017	60,371	157,331	153,472

Operating expenses:
Research and development	25,308	30,047	77,231	88,272
Selling, general and administrative	17,192	16,698	50,925	52,114
Amortization of intangible assets	617	1,230	2,537	3,279
Total operating expenses	43,117	47,975	130,693	143,665
Operating income	7,900	12,396	26,638	9,807
Interest income, net	283	209	623	288
Income before income taxes	8,183	12,605	27,261	10,095
Provision for income taxes	437	2,948	1,658	314
Net income	$7,746	$9,657	$25,603	$9,781

Net earnings per share:
Basic	$0.29	$0.33	$0.93	$0.32
Diluted	$0.28	$0.32	$0.90	$0.31

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,171	29,499	27,674	30,280
Diluted	27,764	30,299	28,423	31,232

Cash dividends declared per share	$0.08	$0.05	$0.22	$0.05

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	deficit	income	Total

Balances as of November 30, 2010	30,276	$303	$382,684	$(16,152)	$496	$367,331
Issuance of common shares	660	7	2			$9
Repurchase of common shares	(2,615)	(27)	(23,857)			$(23,884)
Non-cash equity compensation			6,268			$6,268
Components of comprehensive income, net of tax:
Net income				9,781
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					1,150
Total comprehensive income						$10,931
Dividends to shareholders				(1,459)		$(1,459)
Balances as of August 31, 2011	28,321	$283	$365,097	$(7,830)	$1,646	$359,196

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income	income (loss)	Total

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	$(1,337)	$369,174

Issuance of common shares	655	6	655			$661
Repurchase of common shares	(1,199)	(12)	(13,588)			$(13,600)
Non-cash equity compensation			5,048			$5,048
Components of comprehensive income, net of tax:
Net income				25,603
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					1,337
Total comprehensive income						$26,940
Dividends to shareholders				(5,983)		$(5,983)

Balances as of August 31, 2012	27,024	$270	$353,185	$28,785	$0	$382,240

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended,
	August 31,	August 31,
	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$25,603	$9,781
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,528	15,031
Amortization of intangible assets	2,537	3,279
Non-cash equity compensation	5,048	6,268
Loss (gain) on sale of assets	1,183	(44)
Deferred income taxes	171	(2,016)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	57,537	34,302
Inventories	(44,928)	38,739
Prepaid expenses and other current assets	2,395	(3,654)
Accounts payable	(63,823)	3,793
Employee compensation and benefits payable	(5,395)	(4,118)
Deferred revenue	16,658	(6,451)
Income taxes payable	178	365
Other accrued liabilities	(3,634)	4,141
Net cash provided by operating activities	6,058	99,416

Cash flows from investing activities:
Investments in property, plant and equipment	(11,568)	(15,521)
Payment for acquisition of intangible assets	(3,500)	(4,700)
Acquisition of business	—	(6,084)
Net cash used in investing activities	(15,068)	(26,305)

Cash flows from financing activities:
Proceeds from issuance of shares	661	2
Repurchase of shares	(13,600)	(23,884)
Dividends to shareholders	(7,504)	(1,459)
Decrease in book overdraft	—	(2,374)
Net cash used in financing activities	(20,443)	(27,715)
Change in cash and cash equivalents	(29,453)	45,396
Cash and cash equivalents at beginning of period	132,630	90,842
Cash and cash equivalents at end of period	$103,177	$136,238

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (“the Company”) is a leading provider of data storage technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. The Company reports its operations in two product groups: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and Hard Disk Drive (“HDD”) Capital Equipment (previously Storage Infrastructure or SI). Our Enterprise Data Storage Solutions products are primarily HDD based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or (“ OEMs”). Our HDD Capital Equipment products are process, inspection and test equipment which we supply to the hard disk drive industry. During 2012 the Company has changed the title of its operating segments to reflect the markets in which it operates, but has not made any other changes to its segment reporting.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2011 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the U.S. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 24, 2012.

3.              Equity Compensation Plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Equity compensation:
Cost of revenues	$225	$112	$685	$662
Research and development	403	697	1,778	2,244
Selling, general and administrative	575	1,046	2,585	3,362
Total equity compensation	1,203	1,855	5,048	6,268
Related income tax benefit	$301	$890	$1,262	$1,798

The Company’s share based awards primarily consist of Restricted Stock Units (“RSUs”). The Company also operates an Employee Share Purchase Plan (“ESPP”) for U.S. employees and a Sharesave option plan (“Sharesave Plan”) for U.K. employees. As of August 31, 2012, there were 3,467 shares authorized for future grants under all share plans.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. The holders of RSUs do not hold rights to dividends or dividend equivalents. Equity compensation expense relating to RSUs totaling

$4,763 has been recorded in the nine months ended August 31, 2012.  Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2011	1,948	$12.09	1.6
Granted	934	16.32
Vested	(544)	11.27
Cancelled/forfeited	(655)	13.23
Non-vested restricted stock units at August 31, 2012	1,683	14.32	1.5
Non-vested restricted stock units expected to vest at August 31, 2012	1,514	14.23	1.5	$16,740

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares prior to 2006. The number of options outstanding and exercisable under these plans at August 31, 2012 was 454 with a weighted average exercise price of $14.14, weighted average remaining contractual term of 2.3 years and an aggregate intrinsic value of $6. In the nine months ended August 31, 2012, 71 options were exercised with a weighted average exercise price of $4.24.

Employee Stock Purchase Plan and Sharesave Plan

Employees contributed approximately $597 to awards granted under the ESPP and Sharesave Plan. No shares were issued under the Sharesave Plan and 39 were issued under the ESPP in the nine months ended August 31, 2012.

4.    Net Earnings per Share

Basic net earnings per share for the three and nine month periods ended August 31, 2012 and August 31, 2011 is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Three months ended		Nine months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
Total weighted average common shares — basic	27,171	29,499	27,675	30,280
Dilutive effect of share options	2	40	31	48
Dilutive effect of restricted stock units	591	760	717	904
Total weighted average common shares — diluted	27,764	30,299	28,423	31,232

5.    Equity and Dividends

Repurchase of Common Shares

The Company announced in March 2011 that it would recommence the share purchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,291 in the year ended November 30, 2011 and 1,199 shares at an aggregate cost of $13,600 in the nine months ended August 31, 2012.

Dividends

On January 31, 2012, the Board of Directors approved a cash dividend of $0.065 per share, which was paid on February 29, 2012 to shareholders of record as of the close of business on February 15, 2012.

On March 29, 2012 the Board of Directors approved a cash dividend of $0.075 per share, which was paid on April 26, 2012 to shareholders of record as of the close of business on April 12, 2012.

On July 5, 2012 the Board of Directors approved a cash dividend of $0.075 per share, which was paid on August 1, 2012 to shareholders of record as of the close of business on July 19, 2012.

On September 28, 2012 the Board of Directors approved a cash dividend of $0.075 per share, to be paid on October 30, 2012 to shareholders of record as of the close of business on October 16, 2012.

6.    Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward Foreign Exchange Contracts and Options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2011	31
Matured during the period	(22)
New contracts entered into during the period	28
At August 31, 2012	37

The fair value of derivative instruments and their location in the consolidated balance sheet as of August 31, 2012 and November 30, 2011 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	August 31, 2012	November 30, 2011

Asset derivatives	Other current assets	$163	$—
Liability derivatives	Other current liabilities	$—	$1,539

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the nine months ended August 31, 2012 was as follows:

Derivatives in cash flow hedging relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$1,702	$(1,539)

(1) Amount recognized in AOCI (effective portion) net of tax of $nil.

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next 14 months.

The following table shows derivatives existing as of August 31, 2012 and November 30, 2011:

	August 31,	November 30,
Derivatives between U.K. pound and U.S. dollar	2012	2011

Nominal value of forward exchange contracts and options	$50,224	$53,850
Fair value of contracts — asset (liability)	$227	$(1,057)
Average rate of contract	$1.57	$1.59
Period end rate	$1.58	$1.56

	August 31,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2012	2011

Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts — liability	$(64)	$(482)
Average rate of contract	$0.32	$0.32
Period end rate	$0.32	$0.31

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of August 31, 2012 and November 30, 2011 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	August 31, 2012		November 30, 2011
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$163	$163	$(1,539)	$(1,539)

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

7.    Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either two or three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 64% of the total accounts receivable balance at August 31, 2012 and three customers represented 77% of the total accounts receivable balance at November 30, 2011. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the nine months ended August 31, 2012 revenues from three customers represented 75% of total revenues and during the nine months ended August 31, 2011, revenues from three customers represented 77% of total revenues. No other customer accounted for more than 10% of revenues in either period.

8.    Intangible Assets

Identified Intangible Assets

	August 31, 2012	November 30, 2011
Existing technology	$4,600	$4,600
Patents and core technology	12,700	12,700
In process research and development	2,100	2,100
Software	1,200	1,200
Customer relationships	3,300	3,300
	23,900	23,900
Accumulated amortization	(15,409)	(12,872)
	$8,491	$11,028

Goodwill

There were no changes in the carrying amount of goodwill for the nine months ended August 31, 2012.

9.    Inventories

	August 31,	November 30,
	2012	2011

Finished goods	$45,329	$41,190
Work in progress	30,903	19,785
Raw materials	132,876	103,205
	$209,108	$164,180

10.    Income Taxes

The provision for income taxes for the three and nine month periods ended August 31, 2012 is based on an effective tax rate of 12%. The difference between this rate and the U.K. statutory rate of 23% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax expense of $1,658 in the nine months ended August 31, 2012, is a benefit of $1,489 resulting from the recognition of a deferred tax asset for the Company’s Malaysian operations and a benefit of $802 resulting from the filing of the Company’s 2011 U.S. tax return. These have been offset by an expense of $1,239 relating to the effect on the deferred tax asset of a reduction in the U.K corporation tax rate from 25% to 24%, effective from April 1, 2012 and 23%, effective from April 1, 2013.

Deferred tax assets totaling $21,879 at August 31, 2012 include an amount of approximately $14,000 related to loss carryforwards and other timing differences in the United Kingdom. The Company has not recorded a valuation allowance against this balance because it believes it is more likely than not that the asset will be realized. The Company continues to assess the reduction in forecasted customer demand and the related impact on future operating results of the Company and therefore the ability to generate sufficient income to utilize loss carryforwards.. It is reasonably possible that the Company will determine that a valuation allowance against part, or all, of this asset is required if demand continues to decline in future periods.

The Malaysian deferred tax asset has been recorded due to the assumption that certain timing differences will reverse following the expiry of specific tax incentives. A renewal of the tax incentives has been applied for and if granted this asset will reverse as a tax expense. This amount relates to the 2011 fiscal year and the Company has determined that this amount should have been recognized in its 2011 financial statements. The Company has also determined that this amount was not material relative to the year ended November 30, 2011 and to estimated income for the year ending November 30, 2012 and therefore has corrected this error as an adjustment in the three months ended February 29, 2012 and  the nine months ended August 31, 2012.

The provision for income taxes for the three and nine month periods ended August 31, 2011 was based on an effective tax rate of 15%. The difference between this rate and the UK statutory rate of 27% was primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax provision of $314 in the nine months ended August 31, 2011, is a benefit of $2,219 resulting from the completion of an enquiry into U.K. tax returns for 2007 and 2008.

11.    Product Warranty Liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. The following table provides the changes in the product warranty accrual for the nine months ended August 31, 2012:

Amount of liability
Balance at November 30, 2011	$4,928
Accruals for warranties issued during the period	1,672
Settlements made during the period	(2,729)
Balance at August 31, 2012	$3,871

12.    Segment Information

Description of segments.   The Company reports its operations in the following two product groups, each of which comprises a reportable segment.

Enterprise Data Storage Solutions.   Provision of HDD based storage enclosures, integrated application platforms and high performance computing data storage solutions to Original Equipment Manufacturers.

HDD Capital Equipment.   Provision of process, inspection and test equipment to the HDD industry.

Segment revenue and profit and depreciation and amortization.  The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the U.S. and in particular does not include the equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2012	2011	2012	2011
Revenues:
Enterprise Data Storage Solutions	$223,380	$336,621	$773,908	$971,969
HDD Capital Equipment	$52,290	$25,215	$119,544	$88,914
Total Segments	$275,670	$361,836	$893,452	$1,060,883

Gross profit:
Enterprise Data Storage Solutions	$34,370	$58,063	$126,839	$150,187
HDD Capital Equipment	$16,872	$2,420	$31,177	$3,947
Total Segments	$51,242	$60,483	$158,016	$154,134
Equity Compensation (note 3)	$(225)	$(112)	$(685)	$(662)
Total	$51,017	$60,371	$157,331	$153,472

Depreciation and amortization:
Enterprise Data Storage Solutions	$2,436	$2,495	$7,107	$8,133
HDD Capital Equipment	$1,346	$2,443	$4,749	$6,862
Total Segments	$3,782	$4,938	$11,856	$14,995
Corporate	$1,071	$1,086	$3,210	$3,276
Total	$4,853	$6,024	$15,066	$18,271

Total segments revenues represent revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: October 16, 2012	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer